

Mail Stop 3720

January 12, 2007

Via U.S. Mail and Fax (212) 333-8544

Ms. Debra Ziola
Chief Financial Officer
Glenayre Technologies Inc.
825 8th Avenue, 23rd Floor
New York, NY 10019

      RE: **Glenayre Technologies Inc.**
               Form 10-K for the fiscal year ended December 31, 2005
               Filed March 16, 2006

Dear Ms. Ziola:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Larry Spirgel
                       Assistant Director